1660 Wynkoop Street, Suite 1000

Denver, Colorado 80202-1132

Phone: (303) 573-1660

Fax: (303) 595-9385

www.royalgold.com

VIA EDGAR

May 6, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:  James Giugliano and Rufus Decker

Dear Messrs. Giugliano and Decker:

Re:       Royal Gold, Inc.

Form 10-K for Fiscal Year Ended June 30, 2018

Filed August 9, 2018

File No. 001-13357

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Mr. William Heissenbuttel, the Chief Financial Officer of Royal Gold, Inc. (the “Company”, “we”, “us”, “our”), dated April 29, 2019 (the “Comment Letter”) regarding the above referenced Form 10-K for the fiscal year ended June 30, 2018 (the “2018 Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

2018 Form 10-K

Item 1. Business

Our Operational Information, page 4

1.   Since the net revenue amounts presented deduct cost of sales, they do not appear to reflect your ASC 605/606 revenue. Please retitle the net revenue measures here and throughout the filing to better convey what they actually represent. Also, if the net revenue combined amounts are non-GAAP measures and presented outside of the segment footnote reconciliation, either remove the combined amounts or provide the disclosures required by Item 10(e) of Regulation S-K. If you believe the net revenue combined amounts are not non-GAAP measures, tell us why, including explaining how you determined that you are not presenting a figure for income before depreciation, depletion and amortization. Refer to

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

Question 104.04 of the Division's Non-GAAP Financial Measures Compliance and Disclosure Interpretations and SAB Topic 11:B.

Company Response:

The reported revenue, reported cost of sales and net revenue presentation on page 4 of our 2018 Form 10-K (“page 4”) is intended to provide investors and analysts with a relevant comparison of our revenue, reflective of ASC 605/606, for our two reportable segments, streams and royalties.  As defined on page 2 of our 2018 Form 10-K, net revenue is calculated as our revenue minus cost of sales.  Also as defined on page 2 of our 2018 Form 10-K, a stream is a purchase and sale agreement providing the Company the right to purchase metals produced from a mine at a price per-ounce of gold or silver, or per-pound of copper, for every ounce or pound delivered to the Company’s account.  The aggregate of these payments over a reporting period is the reported “Cost of sales,” as shown in connection with the Company’s streams.  By contrast, royalty agreements are not purchase and sale agreements, and provide for payments to the Company without any payment by the Company to the mine operator.  Accordingly, no amounts are shown under the “Cost of sales” column for the Company’s royalties.

Therefore, it is our view that a more complete understanding of the Company’s stream and royalty revenue is facilitated by including Cost of sales in the presentation on page 4.  The Company presentation on page 4 allows investors and analysts to better understand our recognized revenue produced by each reported segment and by geographic location.

According to Question 104.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations, “presentation of the total segment profit or loss measures in any context other than the Accounting Standards Codification 280 required reconciliation…would be the presentation of a non-GAAP financial measure.”  However, the segment presentation on page 4 is not intended to present a profit or loss illustration, but merely the revenue recognized under our stream and royalty agreements while reflecting and the cost paid for metal delivered pursuant to our stream agreements.   For example, the presentation is not a proxy for a measure like “EBITDA”, but is more akin to a gross profit line item for a manufacturing firm.

If the presentation on page 4 is deemed a Non-GAAP measure, the reconciliation appears directly in the same presentation and is readily apparent.  No separate table would be necessary, further suggesting that this is appropriate GAAP information.  Moreover, the Company’s presentation on page 4 is taken directly from our audited financial statements and footnote 2.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations and Comprehensive (Loss) Income, page 50

2.   Please relabel the cost of sales line item here and elsewhere throughout the filing to state that it excludes depreciation, depletion and amortization. Refer to SAB Topic 11:B.

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

Company Response:

In future filings, the Company will relabel the costs of sales line item on our Consolidated Statements of Operations and Comprehensive Income (Loss) and throughout the filing to state that it “excludes depreciation, depletion and amortization.”

*****

Please contact the undersigned at 303.575.6507 if you have any questions or require further information regarding this matter.

Sincerely,

/s/ William Heissenbuttel

William Heissenbuttel
Chief Financial Officer and Vice President Strategy
Royal Gold, Inc.

cc: Paul Hilton
Hogan Lovells US LLP